May 19, 2006



The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"Kobe Steel Announces Selection of Independent Committee Members for Policy on Acts of Substantial Purchases of Company Shares (Takeover Defense Measure)"

Thank you for your assistance in handling it as required.

Sincerely yours,

櫻井 宏之

Hiroyuki Sakurai
Finance Department
Kobe Steel, Ltd.

ANNOUNCEMENT

Date:	May 19, 2006
Company name:	Kobe Steel, Ltd
URL:	http://www.kobelco.co.jp
Representative:	Yasuo Inubushi, President, CEO and Representative Director
Stock Exchange No.:	5406
Media Contact:	Publicity Group, Tokyo
Tel.:	+81-(0)3-5739-6010

Kobe Steel Announces Selection of Independent Committee Members for Policy on Acts of Substantial Purchases of Company Shares (Takeover Defense Measure)

Kobe Steel, Ltd. announces that at its Board of Directors' meeting held today, the Company decided on the selection of members for the Independent Committee.

At the Board of Directors' meeting held on April 27, 2006, Kobe Steel decided to adopt a policy on acts of substantial purchases of Company shares (takeover defense measure). A portion of the defense measure consists of the formation of an Independent Committee. The members of the Committee are as follows:

Takaharu Dohi

April 1958	Appointed as prosecutor
July 1993	Superintending Prosecutor, Osaka High Public Prosecutors Office
July 1995	Superintending Prosecutor, Tokyo High Public Prosecutors Office
January 1996	Prosecutor-General, Supreme Public Prosecutors Office
June 1998	Retirement
July 1998	Attorney registration (to present)

Junji Tsumura

April 1958	Entered To yobo Co., Ltd.
June 1990	Director
June 1995	Managing Director
June 1997	Senior Managing Director
June 1999	President
June 2005	Chairman (current position)

Tadao Kagono

March 1970	Graduated from Faculty of Business Administration, Kobe University
April 1979	Associate Professor, Faculty of Business Administration, Kobe University
November 1988	Professor, Faculty of Business Administration, Kobe University
April 1998	Dean, Faculty of Business Administration, Kobe University
April 1999	Dean, Graduate School of Business Administration, Kobe University Professor (current position)

Investor Relations:
Tel +81 (0)3 5739-6043
Fax +81 (0)3 5739-5973

Media Contact:
Gary Tsuchida, Publicity Group
Tel +81 (0)3 5739-6010
Fax +81 (0)3 5739-5971

Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
JAPAN